SEC 07002024 MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bear And Bull Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4061 POWDER MILL ROAD, 7th FLOOR
(No. and Street)

CALVERTON, MARYLAND 20705
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH, D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL A. JACKSON, SR., PRESIDENT 301-505-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

*SEE ATTACHED EXEMPTIONS
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL A. JACKSON, SR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERA AND BULL INVESTMENT CORPORATION, as of FEBRUARY 23, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public Shronda McElveen

SHRONDA MCELVEEN
Notary Public, State of Maryland
Prince Georges County
My Commission Expires 6/1/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Notes about the Financial Statements

Based upon the accompanying financial statements, in all material respects, the financial position of BEAR AND BULL INVESTMENTS as of December 31, 2006 and 2005, the attached Computation of Net Capital contains no material differences.

Summary of Exemptions to Rules

Based upon the Reg. § 240.17a5(e) (1) paragraph (i), BEAR AND BULL INVESTMENTS is exempt from the requirement that the annual report be covered by the opinion of an independent public account. (Note: although no formal statement is required with this filing, all statements were reviewed by an independent public accountant for material inadequacies.)

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements.

Based upon the Reg. § 240.15c3-3 paragraph (k), BEAR AND BULL INVESTMENTS is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members 89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less, and the financial statements of BEAR AND BULL INVESTMENTS, the firm is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Additional Notes about the Financial Statements

Responsibility for the integrity and objectivity of the financial information presented in this Annual Audit Report of Financial Condition, rests with Bear and Bull Investments' (the Company) management. The accompanying financial statements have been prepared from accounting records which management believes fairly and accurately reflect the operations and financial position of the Company. Management has established a system of internal controls to provide reasonable assurance that assets are maintained and accounted for in accordance with its policies and that transactions are recorded accurately on the Company's books and records.

The financial statements of the Company as of December 31, 2006 and 2005, have been prepared in accordance with generally accepted accounting standards, including a review of financial reporting matters. Bear and Bull Investments asserts reasonable assurance that all statement prepared are free of material misstatements and contain no material inadequacies.

Michael A. Jackson

Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to SEC Reg. § 240.17a-5(d)(1)

Based upon SEC Reg. § 240.17a-5(e)(1)(i), BEAR AND BULL INVESTMENTS is exempt from the requirement that the annual report be covered by the opinion of an independent public account.

The basis for this exemption is that pursuant to the provisions of SEC Reg. § 240.15c3-3(k)(1), the firm's dealer transactions (as principal for his own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company.

The firm's broker (agent) transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account, whether or not registered as an investment company.

Also, the firm promptly transmits all funds and delivers all securities received in connection with his activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thus, since the securities business of Bear and Bull Investments (BBI) has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer, has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith, and has not otherwise held funds or securities for or owed money or securities to customers, pursuant to SEC Reg. § 240.17a-5(e)(1)(i) BBI has a reasonable basis for exemption to SEC Reg. § 240.17a-5(d)(1).

Michael A. Jackson

Michael A. Jackson,
President

Bear and Bull Investments
SEC File Number: 8-45293
CRD Number: 031188

Basis for Exemptions to Computation for Determining Rule 15c3-3 Reserve Requirements, Provision of Information Relating to Possession or Control Requirements under Rule 15c3-3, and Provision of the SIPC Supplemental Report

The securities business of Bear and Bull Investments (BBI) has been limited to acting as broker (agent) for an issuer in soliciting subscriptions for securities of such issuer. BBI has promptly transmitted to such issuer all funds and promptly delivered to the subscriber all securities received in connection therewith. Also, BBI has not otherwise held funds or securities for or owed money or securities to customers. Thus, pursuant to SEC Reg. § 240.15c3-3(k)(1), BEAR AND BULL INVESTMENTS is exempt from the Computation for Determining Rule 15c3-3 Reserve Requirements and is exempt from providing information relating to Possession or Control Requirements under Rule 15c3-3.

Based upon the NASD Notice to Members #89-25, which included a no action letter from the SEC which waives the preparation of the supplemental accountants report for any firm that has gross annual revenue of $500,000 or less. Thus in meeting this requirement, BEAR AND BULL INVESTMENTS is exempt from submitting a SIPC Supplemental Report. A copy of form SIPC-3, filed with the SIPC office in Washington, DC earlier this year, has been included for your reference.

Michael A. Jackson

Michael A. Jackson,
President

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2007

[redacted]

8-045293 NASD DEC

BEAR AND BULL INVESTMENT CORP
d/b/a BEAR AND BULL INVESTMENTS
PO BOX 31138
BETHESDA, MD 20824-1138

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

■ (I) the distribution of shares of registered open end investment companies or unit investment trusts

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X /President 01.22.07

Authorized Signature/Title Date

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

⑈00000003⑈ ⑆000045293⑆ 0000 2007⑈

Form SIPC-3 FY 2007

8-045293 NASD DEC

BEAR AND BULL INVESTMENT CORP
d/b/a BEAR AND BULL INVESTMENTS

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending December 31, 2007 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

■ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☐ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of	31-Dec 2006		31-Dec 2005	
Assets				
Cash and cash equivalents	$	10,634	$	4,950
Securities - Marketable		9,237		10,554
Total Assets	$	19,871	$	15,504
Liabilities				
Total Liabilities		$0		$0
Shareholder's Equity				
Common Stock (par plus paid-in capital)*	$	7,150	$	7,150
Retained Earnings,		12,721		8,354
Total Shareholder's Equity		19,871		15,504
Total Liabilities and Shareholder's Equity	$	19,871	$	15,504
* Number of shares outstanding		5,000		5,000

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED NET CAPITAL COMPUTATION

	As of	31-Dec 2006	31-Dec 2005
Assets			
Cash and cash equivalents		$10,634	$4,950
Securities Not Readily Marketable		$9,237	$10,554
Total Assets		$19,871	$15,504
Liabilities		$0	$0
Total Liabilities and Owners Equity		$19,871	$15,504
Less Haircuts		($1,441)	($1,596)
Net Capital		$18,430	$13,909

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF INCOME (LOSS) and RETAINED EARNINGS

	As of	31-Dec 2006	31-Dec 2005
Revenue			
Commissions		$10,255	$6,212
Non-Commissions		$0	$689
Capital Gains		$1,725	$7,527
Interest on Bank Accounts		$74	$51
Total Revenue		$12,054	$14,480
Expenses			
Expense repayment			
Depreciation and amortization			
Equipment Acquisitions			
Regulatory fees & expenses		($1,319)	($3,430)
Commission Expense		($1,000)	($4,000)
Capital Losses		($3,042)	$0
Taxes		$0	($1,093)
Miscellaneous Expenses		($1,441)	($1,408)
Communications Expenses		($584)	($639)
Bank/Other Service Charges		($301)	($325)
Total Expenses		($7,688)	($10,894)
Net Income		$4,367	$3,586
Retained Earnings,	12/31/05 and 12/31/04	$8,354	$4,768
Add: Net Income,		$4,367	$3,586
Less: Cash Dividends		$0	$0
Retained Earnings,	12/31/06 and 12/31/05	$12,721	$8,354

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

As of	31-Dec 2006	31-Dec 2005
Net Income (Loss)	**$4,367**	$3,586
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	**$0**	$0
(Decrease) increase in other assets	**$0**	$0
Net cash provided by operating activities	**$4,367**	$3,586
Investing Activities		
Equipment Acquisitions	**$0**	$0
Net cash used in investing activities	**$0**	$0
Cash Flows from Financing Activities		
Capital contributions	**$0**	$0
Net Cash Flows from Financing Activities	**$0**	$0
(Decrease) increase in cash and cash equivalents	**$4,367**	$3,586
Cash and cash equivalents at beginning of year	**$15,039**	$11,453
Cash and cash equivalents at end of period	**$19,406**	$15,039

BEAR AND BULL INVESTMENT CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	2006	2005
Stockholder's Equity, January 1	**$15,039**	$11,453
Total Revenue	**$12,054**	$14,480
Additions(Subtractions), incl non-conforming capital	**$0**	$0
Subtotal	**$12,054**	$14,480
Total Stockholder's Equity	**$27,093**	$25,933
Deduct Operating Expenses	**($7,688)**	$10,894
Stockholder's Equity, December 31	**$19,406**	$15,039

END